UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 21, 2013

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

2013 long-term, share based incentive programme for the Senior Management Board

Bagsværd, Denmark, 21 March 2013 – The long-term, share-based incentive programme for 2013 for the Senior Management Board has been approved by the Board of Directors.

Long-term, share-based incentive programme for senior management

As from 2004, members of Novo Nordisk's Executive Management and other members of the Senior Management Board have participated in a performance-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For members of Executive Management and other members of the Senior Management Board, the joint pool has had a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution. At yesterday’s Annual General Meeting, it was approved to raise the potential maximum allocation per participant from Executive Management to a value equal to 12 month’s fixed base salary plus pension contribution.

Once the joint pool for a given year has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the open trading window following the release of the full-year financial results for the year preceding the year of the performance-based incentive programme. The shares in the joint pool are locked up for a three-year period before they are transferred to the participants. In the lock-up period, the Board of Directors may remove shares from the joint pool in the event of lower than planned value creation in subsequent years.

2013 Long-term, share based incentive programme for the senior management

Following yesterday’s approval at the Annual General Meeting of the updated principles for remuneration of board members and executives in Novo Nordisk A/S, the Board of Directors has approved the long-term, share based incentive programme for 2013 for the Senior Management Board. The Senior Management Board currently consists of Executive Management in Novo Nordisk and senior vice presidents in Novo Nordisk.

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com
Company announcement No 22 / 2013

For the seven members of Executive Management, the Board has determined that the maximum per participant for 2013 equals nine months’ fixed base salary plus pension contribution if the criteria for grant are fulfilled.

For the other 26 members of the Senior Management Board, the Board has determined that the maximum per participant for 2013 equals eight months’ fixed base salary plus pension contribution if the criteria for grant are fulfilled.

The Board will in January 2014 determine whether the criteria for establishing the share pool have been fulfilled.

For more information on principles for remuneration of board members and executives in Novo Nordisk A/S, visit novonordisk.com.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 35,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information

Media:

Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com
Company announcement No 22 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 21, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer